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                                 HOLLINGER INC.
                                 STATUS UPDATE

     Toronto, Ontario, Canada, February 21, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.


Recent Events

     On February 15, 2005, the Board of Directors of Hollinger resolved that Hollinger provide notice to applicable Canadian securities regulators of a proposed special meeting of shareholders to be held on March 31, 2005 to consider the proposed share consolidation going private transaction (the "Proposed Transaction") involving Hollinger announced on October 28, 2004. Hollinger took this step solely in order to preserve the ability for it to convene a special meeting of shareholders to approve the Proposed Transaction on March 31, 2005 due to notice requirements. Neither Hollinger's Independent Privatization Committee nor its independent financial advisor, GMP Securities Ltd., has completed its work at this time. As a result, Hollinger's Board has not determined whether or not to proceed with the Proposed Transaction.

     On February 10, 2005, Hollinger directed the trustee and collateral agent under the indenture (the "Senior Indenture") governing its US$78 million principal amount of outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") to apply US$5,021,250 of the cash collateral in support of the Senior Notes being held by the trustee and collateral agent towards the punctual payment of all interest due and payable on March 1, 2005 on the outstanding Senior Notes. Interest on Hollinger's US$15 million principal amount of outstanding 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes") due on March 1, 2005 is to be paid from the company's cash resources.

     On February 3, 2005, Judge Blanche Manning of the United States District Court for the Northern District of Illinois issued a ruling denying the motion of Hollinger International Inc. ("Hollinger International") for an immediate appeal of the dismissal of Hollinger International's Complaint against, among others, Hollinger that included allegations pursuant to the Racketeer and Corrupt Influenced Organizations Act. The defendants to Hollinger International's Second Amended Complaint have brought a further motion to dismiss that Complaint in which Hollinger International is seeking approximately US$542 million, including US$117 million of pre-judgment interest at the time of filing, together with costs.


Financial Statements

     Hollinger and Hollinger International continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.


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     As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International's 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the United States Securities and Exchange Commission (the "SEC"), which included audited financial statements and related MD&A for the fiscal year ended December 31, 2003 and restated audited financial results for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new audit standard. On January 21, 2005, Hollinger International filed its audited financial statements (and related MD&A) and its renewal Annual Information Form for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

     In its news release of February 17, 2005, Hollinger International indicated that it expected to be able to file, within approximately two months following the filing of its 2003 Form 10-K, its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. In addition, Hollinger International stated that it would work expeditiously to file its 2004 Form 10-K, which will include its audited financial statements and related MD&A for the fiscal year ended December 31, 2004. While Hollinger International has said it expects to file a request with the SEC for a 15 day extension beyond the required filing date of March 16, 2005 to complete and file the 2004 Form 10-K, because of the anticipated work involved in the audit, Hollinger International noted that it may not be able to complete and file the 2004 Form 10-K by March 31, 2005.

     Hollinger's Audit Committee is considering what, if any, financial information and/or alternative financial statements Hollinger will be in a position to publicly disclose.


Inspection

     Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided six interim Reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

     At a hearing held on February 9, 2005, Justice Campbell set a schedule for certain developments with respect to inspection. The Inspector is to inform the Court during the first week of March of a date no later than the end of March by which it is to present to the Court its priorities for the inspection. Thereafter, it is expected that the motion with respect to the Inspector's request to examine Conrad (Lord) Black, F. David Radler and J.A. Boultbee will be heard.


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     To February 21, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$4.25 million.


Supplemental Financial Information

     As of the close of business on February 18, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$42.6 million of cash or cash equivalents, including restricted cash, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the February 18, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$11.37, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$179,338,134. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding Senior Notes and Second Priority Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) C$2,000,000 in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to certain current and former independent directors; and (b) approximately US$10.5 million in cash with the trustee under the Senior Indenture as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied, as noted above, to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$180.9 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.


Company Background

     Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments, and a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com